no act

DC
3-23-09

Act: 1934
Section: 15(a)
Rule:
Public Availability: 3/26/2009

March 26, 2009

[redacted]

09038789

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Interlink Electronics, Inc.
Incoming letter dated March 23, 2009

Based on the facts presented, the Division will not object if Interlink stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2008. In reaching this position, we note that Interlink has either withdrawn or filed post-effective amendments removing from registration unsold securities under all effective registration statements on Form S-1, Form S-3 and Form S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Interlink will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2008.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

William A. Hines
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2009

Mail Stop 3010

Michael K. Renetzky
Locke Lord Bissell & Liddell LLP
111 South Wacker Drive
Chicago, IL 60606

Re: Interlink Electronics, Inc.

Dear Mr. Renetzky:

In regard to your letter of March 23, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

LLB&L
Locke Lord Bissell & Liddell LLP
Attorneys & Counselors

111 South Wacker Drive
Chicago, IL 60606
Telephone: 312-443-0700
Fax: 312-443-0336
www.lockelord.com

Michael K. Renetzky
Direct Telephone: 312-443-1823
Direct Fax: 312-896-6523
mrenetzky@lockelord.com

Securities Exchange Act of 1934
Rule 12h-3

March 23, 2009

BY EMAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Email: cfletters@sec.gov

Re: Interlink Electronics, Inc. (Commission File No. 0-21858)

Ladies and Gentlemen:

On behalf of Interlink Electronics, Inc. ("Interlink" or the "Company"), we request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs with the Company's view that the effectiveness of the Company's registration statements on Forms S-1, S-3 and S-8 during the fiscal year ended December 31, 2008, will not preclude the Company from utilizing Rule 12h-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its obligation to file current and periodic reports under Section 13(a) and 15(d) of the Exchange Act, with respect to the fiscal year in which the Company's registration statements either became effective or were required to be updated pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"). Subject to receiving the relief requested in this letter, Interlink will file a certification on Form 15 to suspend its obligation to file current and periodic reports under Section 15(d) of the Exchange Act prior to the due date for filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2008. This letter replaces our earlier letter to the Staff dated February 19, 2009, in its entirety.

Background

Interlink designs, develops and manufactures human interface products and technologies. The Company was incorporated in the State of California in February 1985, and was reincorporated in the State of Delaware in July 1996. The Company is current in all of its periodic reports through the date of this letter. Interlink's fiscal year ends on December 31st of each year.

At the beginning of 2009, Interlink's Common Stock was registered under Section 12(g) of the Exchange Act; Interlink does not have any class of securities registered under Section 12(b) of the Exchange Act. In addition to its registered Common Stock, Interlink has issued unregistered restricted Common Stock to its former Chairman of the Board, Mr. John A. Buckett II. In January 2009, Interlink redeemed all of its 8% convertible notes from its note holders. Besides Interlink's Common Stock, Interlink has outstanding 2,827,251 options for the purchase of its Common Stock (relating to the registration statements on form S-8 described below) and 1,984,125 warrants relating to its Common Stock which are held by the former 8% convertible note holders referenced above. Other than these, Interlink has no outstanding securities. Other than its Common Stock, Interlink has no class of securities registered or required to be registered under Section 12(g) or subject to any reporting obligations under Section 15(d) of the Exchange Act. Interlink filed a Form 15 to deregister its Common Stock under Section 12(g) on February 5, 2009.

Shares of the Company's Common Stock are currently traded on the OTC Bulletin Board under the ticker symbol "LINK.PK." Previously, shares of the Company's Common Stock were traded on the NASDAQ National Market under the symbol "LINK" through April 9, 2006. As of February 5, 2009, the Company had 13,778,478 outstanding shares of Common Stock, par value $0.00001 per share, held by 62 record stockholders. The Company acknowledges that, if on the first day of any subsequent fiscal year there are more than 300 holders of record of its Common Stock, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic and current reporting under Section 15(d), as provided in Rule 12h-3.

Subject to the receipt of the no-action relief sought in this letter, but before the March 31, 2009 due date of its Form 10-K for the year ending December 31, 2008, Interlink intends to file a Form 15 with the Commission to suspend its duty to file reports under Section 15(d) of the Exchange Act.

Registration Statements

Interlink has on file with the Commission the following registration statements under the Securities Act of 1933, as amended (the "Securities Act"):

- Form S-1 (File No. 333-145387, effective April 29, 2008), as amended (the "Form S-1"): This registration statement registers the offer and sale of up to 6,113,744 shares of Common Stock, issuable upon conversion of certain Interlink notes and upon exercise of warrants issued in a private placement and covered by Registration Rights Agreements, dated during July 2007 between various investors and the Company. In January 2009, the Company redeemed the convertible notes and terminated the Registration Rights Agreements relating to the Form S-1. This Form S-1 was withdrawn, and no shares of Common Stock were ever issued pursuant to this registration statement.

- Form S-3 (File No. 333-112034, effective August 3, 2004), as amended (the "2004 Form S-3"): This registration statement registers the offer and sale of 3,000,000 shares of Common Stock to be sold in various transactions. This registration statement was used by the company to raise working capital and no further transactions are expected under this registration statement. No shares of Common Stock have been issued pursuant to this registration statement since 2004.

- Form S-3 (File No. 333-33288, filed March 24, 2000) (the "2000 Form S-3"): This registration statement was filed to register the offer and sale of Common Stock held by the named selling stockholders and the issuance of shares by the Company to be sold by underwriters. This registration statement was withdrawn on May 31, 2000 and no shares of Common Stock were ever issued pursuant to this registration statement.

- Form S-8s: The Company filed multiple registration statements on Form S-8 to register shares of Common Stock issuable under the Company's 1996 Stock Incentive Plan (the "1996 Plan"). Options have been issued under this plan in the Company's prior fiscal year. There are under 100 persons who hold outstanding options under the 1996 Plan, and all options are currently set at prices that are higher than the Company's stock is currently trading. No shares of Common Stock have been issued pursuant to the 1996 Plan, and therefore under any of these S-8s, since July 2006. The S-8s relating to the 1996 Plan are as follows:

  - File No. 333-39371, effective November 3, 1997: This registration statement registers the offer and sale of 1,500,000 shares of Common Stock issuable under the Company's 1996 Plan.

  - File No. 333-53870, effective January 18, 2001: This registration statement registers the offer and sale of the 2,250,000 additional shares of Common Stock issuable under the Company's 1996 Plan, of which 750,000 shares (as calculated after the stock dividend) were approved at the 1999 Annual Meeting of Interlink stockholders and 1,500,000 shares were approved at the 2000 Annual Meeting of Interlink stockholders.

  - File No. 333-107174, effective July 18, 2003: This registration statement registers the offer and sale of the 1,000,000 additional shares of Common Stock issuable under the Company's 1996 Plan that were approved at the 2001 Special Meeting of Interlink stockholders.

  - File No. 333-117831, effective July 30, 2004: This registration statement registers the offer and sale of the 1,000,000 additional shares of Common Stock issuable under the Company's 1996 Plan that were approved at the 2004 Annual Meeting of Interlink stockholders.

  - File No. 333-127763, effective August 23, 2005: This registration statement registers the offer and sale of the 750,000 additional shares of Common Stock issuable under the Company's 1996 Plan that were approved at the 2005 Annual Meeting of Interlink stockholders.

- Form S-8 (File No. 33-93066, filed June 5, 1995): A predecessor of the Company filed, and the Company assumed, this registration statement on Form S-8 registering shares of Common Stock. No options are outstanding under this S-8 and no shares of any kind have been issued under this S-8 or the other S-8s described above since July 2006.

Each of the above registration statements except for the 2000 Form S-3 which was never declared effective by the Commission (the "Effective Registration Statements") was declared effective by the Commission prior to the end of Interlink's 2008 fiscal year. Interlink has not filed any other registration statements under the Securities Act since the Form S-1 was declared effective in April 2008. The Effective Registration Statements (other than the Form S-1) have been automatically updated for the purposes of Section 10(a)(3) under the Securities Act by the Company's filing of its periodic reports under the Exchange Act. We have been advised by Interlink that Interlink has obtained the necessary agreements releasing Interlink from any contractual obligations it may have to keep effective under the Securities Act the Effective Registration Statements. Interlink filed post-effective amendments to each of the Effective Registration Statements which became effective March 23, 2009, except for the Form S-1 which was withdrawn effective March 23, 2009, deregistering all remaining unsold and unissued securities thereunder.

Discussion

Pursuant to Rule 12g-4(a) under the Exchange Act, an issuer is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission that such class of securities is held of record by less than 300 persons. The issuer's duty to file any reports required under Section 13(a) is suspended immediately upon the filing of the necessary certification on Form 15. Since the Company satisfies the requirements of Rule 12g-4(a), the Company filed a Form 15 to deregister its Common Stock under Section 12(g) of the Exchange Act on February 5, 2009. However, Section 15(d) of the Exchange Act continues to require Interlink to file reports required by Section 13(a) of the Exchange Act.

Interlink meets all the requirements of Rule 12h-3(a) and (b) to suspend its duty under Section 15(d) of the Exchange Act to file reports required by Section 13(a) of the Exchange Act. As such, Interlink advises the Staff that it has filed all reports required by Section 13(a) of the Exchange Act for fiscal years 2006, 2007 and 2008 and the current year to date. Additionally, Interlink currently has 62 shareholders of record, which is below the 300 maximum provided by Rule 12h-3(b). Interlink meets the criteria for sustension of reporting, but for the provisions of Rule 12h-3(c), which renders the suspension to file reports inapplicable to any class of securities for a fiscal year in which a registration statement relating to that class of securities became effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. As such, a literal interpretation of Rule 12h-3(c) would prevent Interlink from suspending its duty under Section 15(d) to file reports required by Section 13(a), despite satisfying Rule 12h-3(a) and (b), because the Company's Annual Report on Form 10-K for the year ending December 31, 2007, filed during the 2008 fiscal year, had the technical effect of updating the Effective Registration Statements, not including the Form S-1, by reference under Section 10(a)(3). Additionally, Interlink's Form S-1 was also declared effective during fiscal year 2008.

Granting relief to Interlink would not undermine the purpose of providing information under Section 15(d). The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons.

The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). See also. I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment Inc. (available June 13, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008); RARE Hospitality International, Inc. (available January 22, 2008); International Securities Exchange, Inc. (available January 3, 2008); Mail.com Business Messaging Services, Inc. (available March 27, 2000). Interlink has filed post-effective amendments to each of the Effective Registration Statements, other than the Form S-1 that has been withdrawn, to deregister any Interlink securities that remained unsold; the post-effective amendments, other than the post-effective amendment to the 2004 Form S-3, became effective immediately upon filing, and the post-effective amendment to the 2004 Form S-3 was declared effective by the Staff on March 23, 2009. The withdrawal of the Form S-1 was also declared effective on March 23, 2009. Accordingly, no investors will then be able to purchase securities pursuant to these Effective Registration Statements, and so the protection of Section 15(d) will no longer be necessary for potential purchasers.

Benefits of reporting do not outweigh the burdens of making such filings. In the Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number of public stockholders are involved. See e.g., I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008). The preparation of periodic reports would impose a financial burden on Interlink and would involve significant management efforts. Such burdens and efforts are disproportionate to the number of record holders, and disproportionate to the benefits to be derived given the recent limited trading activity in the Company's Common Stock. According to the Company's stock transfer agent, as of February 5, 2009, Interlink had 62 holders of record of its Common Stock. Of the 62 holders of record, 5 funds beneficially own approximately 46.6% of Interlink's Common Stock and these funds have agreed to the Company suspending periodic reports. One holder of record is a Company insider who owns approximately 1.7% of Interlink's Common Stock and does not need periodic reports to be informed of Company activities. The remaining holders, none of which own more than 5%, bought Common Stock on the open market and own approximately 51.7% of the Common Stock. Thus, requiring the continued filing of Exchange Act reports by Interlink under Section 15(d) would not serve the purpose of Section 15(d) and would be significantly burdensome to Interlink **considering almost half of its Common Stock is beneficially owned by individuals or funds that have agreed to the suspension of such reports or are not relying on publicly available periodic reports**. The Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. See e.g., I.C. Isaacs & Company, Inc. (available August 13, 2008);

Questar Assessment, Inc. (available June 13, 2008); International Securities Exchange (available January 3, 2008); Bausch & Lomb Incorporated (available November 6, 2007); WaveRider Communications, Inc. (available March 31, 2006); Planet Technologies, Inc. (available February 7, 1988).

There are under 100 persons who hold outstanding options under the 1996 Plan, and all options are currently set at prices that are higher than the Company's stock is currently trading. Notwithstanding the termination of the Effective Registration Statements for Interlink's 1996 Plan, the current and future holders of options issued pursuant to the 1996 Plan will not be disadvantaged by the absence of periodic reports under the Exchange Act. The holders of existing options are current employees and directors, as all options expire by their terms after the person's employment by or affiliation with Interlink ceases. Such employees and directors have access to information about the Company, and have the ability to ask questions of executive officers prior to making a decision to exercise any options. Rule 701 of the Securities Act permits Interlink to offer and sell securities pursuant to its employee stock incentive plans in compliance with Rule 701 once Interlink terminates its reporting status. See NewCity Communications, Inc. (available October 6, 1988). The Company has informed us that after the filing of the Form 15, issuance of securities pursuant to the employee stock incentive plans will comply with Rule 701 of the Securities Act. Rule 701 exempts from the registration requirements under the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act. Interlink's employee stock incentive plans satisfy the eligibility requirements of Rule 701, and upon the effectiveness of the Form 15 certification, Interlink will become eligible as an issuer to utilize the exemption under Rule 701. Securities issued under Rule 701 will be restricted securities as defined in Rule 144, as provided by Rule 701(g). Therefore, the resale of shares acquired upon the exercise of such options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. See, e.g., I.C. Isaacs & Company, Inc. (available August 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

Prior no-action relief granted with respect to Rule 12h-3(c). The Staff has previously found that a sale of shares under a registration statement that had been automatically updated by periodic reports did not preclude an issuer, otherwise eligible under Rule 12h-3, from filing a Form 15 to suspend any further obligations to file periodic reports. See e.g., I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment Inc. (available June 13, 2008); SunCom Wireless Holdings, Inc. (available February 29, 2008). Furthermore, the Staff has also concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. See e.g., Bausch & Lomb Incorporated (available November 6, 2007); Summit Bank Corporation (available March 15, 2007).

Additionally, the Staff has previously granted relief from reporting requirements under Section 15(d) during a fiscal year when a registration statement on Form S-1 was declared effective and then withdrawn before any shares were issued or sold under the registration statement. See Consonus Technologies, Inc. (available November 10, 2008).

Conclusion

In light of the foregoing, we request, on behalf of Interlink, that the Staff confirm that it concurs with the Company's view that Rule 12h-3(c) does not preclude the Company from filing a Form 15 to suspend Interlink's obligation to file current and periodic reports required by Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder. Interlink will then file a Form 15 designating Rule 12(h)-3(b)(1)(i) as the appropriate Rule provision relied upon to suspend the duty to file reports, including Interlink's Annual Report on Form 10-K for its fiscal year ended December 31, 2008 regarding Interlink's Common Stock.

If the Staff disagrees with the views expressed in this letter, we would appreciate the opportunity to discuss this matter before a written response is provided. If you have any questions or require additional information, please contact me at (312) 443-1823 or my colleague Anne Burns at (312) 443-0604.

Very truly yours,

LOCKE LORD BISSELL & LIDDELL LLP

Michael K. Renetzky

Michael K. Renetzky

cc: Interlink Electronics, Inc.